UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Enerplus Corporation
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

292766102
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒            Rule 13d-1(b)

☐            Rule 13d-1(c)

☐            Rule 13d-1(d)

CUSIP No. 292766102
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Key Group Holdings (Cayman) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,785,791
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 13,785,791
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,785,791
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12.		TYPE OF REPORTING PERSON IA

CUSIP No. 292766102
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sunil Jagwani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,785,791
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12.		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 292766102
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Millinvest, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,785,791
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12.		TYPE OF REPORTING PERSON HC

ITEM 1(a).	NAME OF ISSUER: Enerplus Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: The Dome Tower, Suite 3000, 333 – 7th Avenue S.W., Calgary, Alberta Canada T2P 2Z1

ITEM 2(a).	NAME OF PERSON FILING: Key Group Holdings (Cayman) Ltd.

Sunil Jagwani

Millinvest, Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of each of Key Group Holdings (Cayman) Ltd., Sunil Jagwani and Millinvest, Ltd. is 3C Caves Point, West Bay Street, Nassau, Bahamas.

ITEM 2(c)	CITIZENSHIP: The place of organization of Key Group Holdings (Cayman) Ltd. is the Cayman Islands. Sunil Jagwani is a citizen of India. The place of organization of Millinvest, Ltd. is the Bahamas.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Shares, without par value

ITEM 2(e).          CUSIP NUMBER:

292766102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

☒	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G) (as to Sunil Jagwani and Millinvest, Ltd.).

ITEM 4.	OWNERSHIP:

(a)	Amount Beneficially Owned: 13,785,791

(b)	Percent of Class: 5.73%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:

Key Group Holdings (Cayman) Ltd. - 13,785,791

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

Key Group Holdings (Cayman) Ltd. - 13,785,791

(iv)	shared power to dispose or to direct the disposition of: 0

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which Key Group Holdings (Cayman) Ltd. is the investment advisor.  When an investment management contract delegates to Key Group Holdings (Cayman) Ltd. investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, Key Group Holdings (Cayman) Ltd. is treated as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, Key Group Holdings (Cayman) Ltd. reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.  As a result, Key Group Holdings (Cayman) Ltd. may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”).

Millinvest, Ltd. is the owner of Key Group Holdings (Cayman) Ltd.  Sunil Jagwani is the ultimate beneficial owner of Millinvest, Ltd.  Because Millinvest, Ltd. is the owner of Key Group Holdings (Cayman) Ltd. and Mr. Jagwani is the ultimate beneficial owner of Millinvest, Ltd., they may be deemed to beneficially own the securities held by the clients or accounts of Key Group Holdings (Cayman) Ltd.

Key Group Holdings (Cayman) Ltd., Sunil Jagwani and Millinvest, Ltd. believe that they do not constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported in this Schedule 13G held by them or by any persons or entities for whom or for which Key Group Holdings (Cayman) Ltd. provides investment management services.  Each of Key Group Holdings (Cayman) Ltd., Sunil Jagwani and Millinvest, Ltd. also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

The aggregate percentage of shares reported owned by each person named herein is based upon 240,482,928 shares outstanding as of November 10, 2016, which is the total number of shares outstanding as reported in the Issuer’s Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 14, 2016.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 4.  Each client of Key Group Holdings (Cayman) Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the class of securities reported herein.  No one client holds more than five percent of such securities.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: See Items 3 and 4.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2017

KEY GROUP HOLDINGS (CAYMAN) LTD.

By:        /s/ Marc Marsdale

Name:	Marc Marsdale

Title:	Chief Operating Officer

/s/ Sunil Jagwani
Sunil Jagwani

MILLINVEST, LTD.

By:        /s/ Sunil Jagwani

Name:	Sunil Jagwani

Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement*

*Previously filed

EXHIBIT A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, without par value, of Enerplus Corporation, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the day of February 10, 2017.

KEY GROUP HOLDINGS (CAYMAN) LTD.

By:        /s/ Marc Marsdale

Name:	Marc Marsdale

Title:	Chief Operating Officer

/s/ Sunil Jagwani
Sunil Jagwani

MILLINVEST, LTD.

By:        /s/ Sunil Jagwani

Name:	Sunil Jagwani

Title:	Director